SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                     ____________________________


                               FORM 8-A
          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                    SOUTH JERSEY INDUSTRIES, INC.
        (Exact name of registrant as specified in its charter)

              New Jersey                       22-1901645
(State of incorporation or organization)    (I.R.S. Employer
                                            Identification No.)

Number One South Jersey Plaza, Route 54, Folsom, NJ      08037
   (Address of principal executive offices)            (Zip Code)


If this Form relates to the          If this Form relates to the
registration of a class of debt      registration of a class of debt
securities and is effective          securities and is to become
upon filing pursuant to              effective simultaneously with
General Instruction A(c)(1)          the effectiveness of a
please check the following           concurrent registration
box.   ( )                           statement under the Securities
                                     Act of 1933 pursuant to General
                                     Instruction Act A(c)(2) please
                                     check the following box.   ( )


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                   Name of Each Exchange on Which
to be so Registered                   Each Class is to be Registered



Rights to Purchase Series A
Junior Participating
Preference Stock                      New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                 None


                             Page 1 of 8

                   Exhibit Index appears on page 8
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Item 1.     Description of Securities to be Registered

            The Board of Directors of South Jersey Industries, Inc. (the "Company") has declared a dividend of one stock purchase right (the "Rights") for each share of the Company's Common Stock, par value $1.25 per share (the "Common Stock"), to be paid on October 11, 1996 (the "Record Date") to shareholders of record of the Common Stock issued and outstanding on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preference stock, without par value (the "Series A Preference Stock").
The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Farmers & Merchants National Bank of Bridgeton, the Rights Agent. Capitalized terms used but not otherwise defined herein shall have the meaning given such terms in the Rights Agreement.

            Initially, the Rights will be evidenced by the Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. The Rights will become exercisable and will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten calendar days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) ten business days (or such later date as the Board of Directors determines, or if an Adverse Change of Control, as a majority of the Continuing Directors determines (as such terms are defined herein)) after the public announcement of a tender offer or exchange offer that, if successful, would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock.

            Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 11, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

            The Rights are not exercisable until the Distribution
Date and will expire at the close of business on September 20, 2006, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights.

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Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

            The new series of Preference Stock issuable upon exercise of the Rights will be non-redeemable and will rank junior to all other series of the Company's preference stock. Each whole share of Preference Stock will be entitled to receive a quarterly preferential dividend of $10 per share and will be entitled to receive, in the aggregate, a dividend of 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preference Stock will be entitled to receive a preferential liquidation payment of $10 per share and will be entitled to receive, in the aggregate, a liquidation payment equal to 1,000 times the payment made per share of Common Stock. Each share of Preference Stock will have 1,000 votes, voting together with the Common
Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or other property, each share of Preference Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The foregoing rights will be protected against dilution in the event additional shares of Common Stock or Preference Stock are issued. The dividends, liquidation and voting rights, and the non-redemption feature of the Preference Stock are designed so that the value of the one one-thousandth interest in a share of Preference Stock purchasable with each Right will approximate the value of one share of Common Stock.

            In the event that, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction (except certain transactions with a person who became an Acquiring Person as a result of a tender offer described in the next succeeding paragraph) or 50% or more of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the Shares Acquisition time, the Company were the surviving corporation of a merger and the Common Stock was changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

            In the event that a person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Common Stock, or other equity securities of the Company, debt securities of the Company, other property or a combination thereof) having a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void. A person will not be an Acquiring Person if the Board of Directors of the Company determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

            The Purchase Price payable, and the number of shares of Preference Stock or other securities or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the Preference Stock or Common Stock or distributions on such stock.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional shares of Preference Stock (other than fractions that are integral multiples of one one-thousandth of a share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the then current market value of the Preference Stock.

            In general, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, at any time until ten days following the Shares Acquisition Date, upon the affirmative vote of a majority of the Board of Directors; provided, however, that if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors of the company as a result of a proxy or consent solicitation and a person who was a participant in such solicitation has stated that such person (or any of its affiliates or associates) has taken or intends to take or may consider taking actions that would result in such person becoming an Acquiring Person or cause the Company to be acquired in a merger or other similar business combination (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

            The term "Continuing Director" means a director of the Company who is not an Acquiring Person or an affiliate or associate of an Acquiring Person (or a representative of an Acquiring Person or an affiliate or associate of an Acquiring Person), and who either was a member of the Board of Directors prior to September 20, 1996 or who subsequently became a director of the Company and whose initial election or initial nomination for election by the Company's shareholders subsequent to such date was approved by a vote of a majority of the Continuing Directors then on the Board of Directors.

            At any time after any person becomes an Acquiring Person and prior to the acquisition by any person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share, subject to adjustment. The Company, at its option, may substitute one one-thousandth of a share of preference stock (or other series substantially similar preferred stock of the Company) for each share of Common Stock to be exchanged.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earliest of the Distribution Date or an Adverse Change of Control. After the first to occur of such events, the provisions of the Rights Agreement may be amended with the approval of a majority of the Continuing Directors in order (x) to make changes that do not adversely affect the interests of holders of the Rights (other than the interests of any Acquiring Person), (y) to cure any ambiguity or correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, or (z) to shorten or lengthen any time period under the Rights Agreement, but after the Distribution Date or an Adverse Change of Control, no time period relating to redemption of the Rights may be lengthened so as to make the Rights redeemable at a time at which the Rights had not been redeemable and no other time period may be lengthened unless for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of the Rights.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights plan helps ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company.
The adoption of the plan is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's shareholders.

            A copy of the Rights Agreement, dated as of September 20, 1996, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits the form of Right Certificate and the Summary of Rights to Purchase Common Shares) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.



Item 2.        Exhibits

               99.1 Rights Agreement, dated as of September 20, 1996 between South Jersey Industries, Inc. and The Farmers & Merchants National Bank of Bridgeton, which includes the resolutions establishing the terms of the preference stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Common Stock as Exhibit C.

                              SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 7, 1996


                                    SOUTH JERSEY INDUSTRIES, INC.



                               By:  /s/ George L. Baulig

                                    George L. Baulig
                                    Secretary and Assistant Treasurer




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

                            EXHIBIT INDEX

These exhibits are numbered in accordance with the exhibit numbers assigned in Item 2 of Form 8-A.



Exhibit No.      Description

     99.1        Rights Agreement dated as of
                 September 20, 1996 between South
                 Jersey Industries, Inc. and The
                 Farmers & Merchants National
                 Bank of Bridgeton, which includes
                 the resolutions establishing the
                 terms of the preference stock as
                 Exhibit A, form of Right Certificate
                 as Exhibit B and the Summary of
                 Rights to Purchase Common
                 Shares as Exhibit C.







                                - 8 -


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